PRESS RELEASE

Banro Announces Record Q1 2015 Production and Revenue Results

Toronto, Canada – May 13, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the first quarter of 2015.

FINANCIAL HIGHLIGHTS
•	Record Q1 2015 revenue of $41 million, a 35% increase over Q1 2014 ($30 million); 39% increase in gold ounces sold
•	Gross earnings from operations of $17 million, a 177% increase over Q1 2014 ($6 million)
•	EBITDA of $19 million vs Q1 2014 of $7 million for a 176% improvement
•	$90 million financing closings in February and April 2015 allow for extinguishment of backstop facility in April 2015

OPERATIONAL HIGHLIGHTS
•	Production increase by 22% to 35,943 ounces of gold in Q1 2015 compared to 29,445 ounces in Q4 2014 and an increase of 78% compared to 20,137 ounces in Q1 2014
•	Q1 2015 cash costs per ounce at Twangiza decreased 11% to $527 per ounce from $592 per ounce in Q4 2014, as continued production achievements build on consistent financial performance
•	AISC of $581 per ounce for Q1 2015

PROJECT HIGHLIGHTS
•	Namoya’s commissioned agglomeration drum contributes to improvements in stacked material

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

''With the completion of Q1 2015, the Twangiza mine has achieved three quarters of consistent and improving gold production. Twangiza’s improving production profile indicates that Twangiza is maturing into a stable low-cost mine. We are also very pleased with the progress at Namoya, where the commissioning of the agglomeration drum has led to improvements in the quality of stacked material, which in turn is supporting the ramp-up towards commercial operations,” commented Banro CEO and President John Clarke.

The table below provides the summary of financial and operating results for the first quarter of 2015 and 2014 as well as the fourth quarter of 2014.

(I)	FINANCIAL

	Q1 2015	Q1 2014	Q4 2014
Selected Financial Data
Revenues	41,003	30,439	35,178
Total mine operating expenses[1]	(24,281)	(24,398)	(24,782)
Gross earnings from operations	16,722	6,041	10,396
Net income/(loss)	6,780	(704)	272
Basic net earnings/(loss) per share ($/share)	0.03	(0.00)	0.00
Key Operating Statistics
Average gold price received ($/oz)	1,208	1,246	1,202
Gold sales (oz)	33,956	24,427	29,264
Gold production (oz)	35,943	20,137	29,445
All-in sustaining cost per ounce ($/oz)[2]	581	865	689
Cash cost per ounce ($/oz)[2]	527	819	592
Gold margin ($/oz)[3]	681	427	610
Financial Position
Cash and cash equivalents	3,024	17,433	1,002
Gold bullion inventory at market value[3]	4,922	1,231	2,834
Total assets	903,489	852,574	887,482
Long term debt	204,055	159,713	200,921
(1)	Includes depletion and depreciation.
(2)	All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this press release for additional information.
(3)	This represents 4,147 ounces of gold bullion inventory, with a total cost of $770 per ounce, shown at the March 31, 2015 closing market price of $1,187 per ounce of gold.

•	Revenues for the three months ended March 31, 2015 were $41,003, a 35% increase compared to the prior year’s quarter of $30,439. During the first quarter of 2015, ounces of gold sold increased by 39% to 33,956 ounces compared to sales of 24,427 ounces during the first quarter of 2014. The average gold price per ounce sold in the period was $1,208 compared to an average price of $1,246 per ounce obtained during the corresponding prior year period.

•	Mine operating expenses, including depletion and depreciation, for the three months ended March 31, 2015 were $24,281 compared to the prior year of $24,398. The decrease in costs was due to increased milling throughput of 70%, for a total of 428,844 tonnes, representing an annualized rate of 101% of the 1.7 million tonnes per annum (“Mtpa”) design capacity. Improved mining and processing productivity resulted in significant year over year unit cost reductions as gross spending was contained.

•	Gross earnings from operations for the three months ended March 31, 2015 was $16,722 compared to $6,041 in 2014. The 35% higher gold sales with a corresponding 0.5% decrease in mine operating expenses translated into improving gross margins to 41%. The gross earnings increase was partially offset by the decrease in revenue per ounce, resulting in a gold margin per ounce increase from $427 per ounce in Q1 2014 to $681 per ounce in Q1 2015.

•	Cash costs per ounce on a sales basis for the first quarter of 2015 were $527 per ounce of gold (compared to $819 per ounce of gold for Q1 2014). Cash costs for first quarter of 2015 were lower than the prior year quarter as a result of increased mine and plant productivity as Twangiza achieved steady state production levels and normalized production costs in line with life of mine expectations. Refer to the non-International Financial Reporting Standards (“IFRS”) measures section of this press release for additional information.

•	All-in sustaining costs declined in the current quarter to $581 per ounce (compared to $865 per ounce of gold in Q1 2014) driven by lower cash costs in the period.

•	In February 2015, the Company signed definitive agreements for financing transactions of $90 million and closed the first tranche of $20 million (refer to corporate development below). The $70 million remainder of the financing transactions were closed in April 2015 (refer to subsequent events below). With the completion of these transactions in April 2015, the Company has extinguished certain debt instruments and improved its financial leverage.

(II)	OPERATIONAL - TWANGIZA

•	During the first quarter of 2015, Twangiza was loss time injury (“LTI”) free, progressing to over one year and 6 million LTI free hours since the last recorded LTI.

•	During the first quarter of 2015, the plant at the Twangiza Mine processed 428,844 tonnes of ore (compared to 252,691 tonnes during the first quarter of 2014) achieving 101% of design capacity. This improvement was due to better management of the seasonal weather conditions and the full benefit of the upgrade project that was completed in Q3 of 2014. Ore was processed during the first quarter of 2015 at an indicated head grade of 3.21g/t Au (compared to 2.73 g/t Au during the first quarter of 2014) with a recovery rate of 80.7% (compared to 84.97% during the first quarter of 2014) to produce 35,943 (compared to 20,137 during the first quarter of 2014) ounces of gold.

•	During the first quarter of 2015, Twangiza processed up to 28% of transition material to assist with the feed blend, even though this material is not included in the Company’s mineral reserves.

(III)	MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	Q1 2015	Change	Q4 2014
	($000's)	(%)	($000's)
Additions[1]	16,460	1%	16,372
Balance as at March 31	430,718	4%	414,258
(1)	Net of pre-commercial revenue of $11,483 and $10,007 in Q1 2015 and Q4 2014, respectively.

•	During the first quarter of 2015, the Namoya Mine produced 9,254 ounces of gold from a total of 255,323 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.97 g/t Au. Now that the financing has been completed, the mine fleet can be expanded to increase the waste stripping and ore mining to meet the planned stacking rates required for commercial production.
•	With the commissioning of the agglomeration drum in the first quarter of 2015, Namoya’s focus is on ore delivery in order to increase the stacking rate towards commercial levels as well as optimizing the stacking process with the agglomerated heap leach in order to improve percolation and gold extraction. Management will continually assess the optimal utilization of the Carbon-In-Leach (“CIL”) circuit as ongoing ore extraction enhances expectation with respect to fines content and the heap leach circuit is optimized.

(IV)	EXPLORATION

•	Consistent with 2014, during the first quarter of 2015, exploration activities were limited as the Company focused on the development at Namoya and incremental operational achievements at Twangiza.

(V)	CORPORATE DEVELOPMENT

•

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.

(VI)	SUBSEQUENT EVENTS

•	On April 30, 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, as described above. In connection with the closing of these financing transactions, the Company extinguished all of the outstanding backstop facility notes issued in the third and fourth quarter of 2014.

TWANGIZA MINE

During the first quarter of 2015, the Twangiza Mine achieved its third consecutive quarter of record production as the site continued to benefit from the plant expansion activities completed in 2014 while focusing on incremental operational efficiencies. These efficiencies allowed for the continuous improvement of ore delivery and throughput levels to achieve 101% of the upgraded design capacity of 1.7 Mtpa. Management plans, over the next 2 quarters, to continue to debottleneck the process to ensure this capacity can be maintained permanently, before pursuing higher targets. Twangiza processed up to 28% of transition material to assist with the ore blend, even though this material is not included in the Company’s mineral reserves. The transition material performed well when mixed with the oxide reserves and hence provided the basis for some non-oxide material to be incorporated into the on-going updated NI 43-101 reserves and resources statement.

			Prior
TWANGIZA MINE	Q1 2015	Q4 2014	Quarter	Q1 2014	Prior Year
			Change %		Change %
Gold sales (oz)	33,956	29,264	16%	24,427	39%
Gold produced (oz)	35,943	29,445	22%	20,137	78%
Material mined (t)	975,716	969,062	1%	727,423	34%
Ore mined (t)[1]	632,264	556,856	14%	296,324	113%
Valley fill mined (t)	-	-	-	49,854	(100%)
Waste mined (t)	343,452	412,206	(17%)	381,245	(10%)
Strip ratio (t:t)[2]	0.54	0.74	(27%)	1.29	(58%)
Ore milled (t)[1]	428,844	370,881	16%	252,691	70%
Head grade (g/t)[3]	3.21	3.01	7%	2.73	18%
Recovery (%)	80.70	81.40	(1%)	84.97	(5%)
Cash cost per ounce ($US/oz)[4]	527	592	(11%)	819	(36%)
(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.
(4)	Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this press release for additional information.

In the first quarter of 2015, Twangiza achieved production levels above the 2015 monthly average production guidance of 9,000 ounces per month. Cash costs during the quarter were consistent with the fourth quarter of 2014 and represented a 36% reduction from the first quarter of 2014. Similar to H2 2014, the improved operating results continue to be driven by the ability for the operations to increase mining and milling productivity, a 34% and 70% increase in tonnage compared to the same prior year period, respectively, while maintaining similar gross expenditures.

Gross spending and unit costs for Q1 2015 in comparison to Q4 2014 and Q1 2014 are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
	Q1 2015	Q4 2014	Q1 2014	Q1 2015	Q4 2014	Q1 2014
Mining Costs	4,503	4,600	4,653	10.5	12.4	18.4
Processing Costs	9,679	9,415	8,122	22.6	25.4	32.1
Overhead	4,955	6,105	4,742	11.6	16.5	18.8
Inventory Adjustments	(1,242)	(2,804)	2,490	(2.9)	(7.6)	9.9
Total Mine operating cost	17,895	17,316	20,007	41.8	46.7	79.2
Total tonnes milled (tonnes)	428,844	370,881	252,691

Mining

A total of 975,716 tonnes of material (Q1 2014 – 727,423 tonnes) were mined during the three month period ended March 31, 2015. Total ore mined was 632,264 tonnes (Q1 2014 – 296,324 tonnes). The strip ratio for the quarter decrease to 0.54 as compared to 1.29 during the first quarter of 2014 in accordance with the mine schedule which decreased the mining cost per tonne milled from $18.4 to $10.5 per tonne, or a decrease of 43%.

Processing & Engineering

For the three month period ended March 31, 2015, the plant at the Twangiza Mine processed 428,844 tonnes of ore (2014 – 252,691 tonnes), representing a 70% increase over the prior year period, as the operations exceeded the annualized rate of 1.7 Mtpa. Increased throughput levels reduced the processing cost per tonne milled from $32.1 per tonne to $22.6 per tonne, representing a decrease of 30%. The mill productivity achieved in the current period represented a continuation, as well as additional incremental improvements, of the operational achievements made in H2 2014. Recoveries during the period decreased compared from the corresponding prior year period to an average rate of 80.7% (2014 – 84.97%) . Activities underway to improve the recoveries include optimizing the crushing and grinding to appropriate fineness, reagent consumption levels, and leach tank residency time. Site management continues to focus on incremental operational efficiencies to consistently maintain increased throughput rates and improve recoveries. The processing costs were $1.6 million higher compared to Q1 2014 as a result of the 70% increase in throughput, partially offset by lower power costs per tonne due to lower realized diesel prices. Due to the nature of the processing costs, economies of scale allow the operation to benefit significantly from the increased throughput and production rates.

Sustaining Capital Activities

Following the completion of the plant expansion activities in 2014, capital spending at Twangiza is focused on upgrades to the mobile fleet and continued construction of the Tailings Management Facility (“TMF”). Mobile fleet upgrades during the quarter included the replacement of critical components to extend the life of the existing fleet. The TMF construction continued at lower activity levels, with activity levels expected to increase during the dryer periods of the second and third quarter of 2015.

Cash Cost and All-In Sustaining Cost

Cash costs per ounce for the first quarter of 2015 were significantly lower than the prior year period, primarily due to increased sales of 9,529 ounces or 39%, due to increased production over the first quarter of 2014, while gross spending increased slightly as a result of higher throughput in line with the design capacity of the mill. The all-in sustaining cost decreased from $865 in Q1 2014 to $581 per ounce in Q1 2015, primarily due to the lower cash cost.

Cash Cost per ounce sold		($US/ounce)
	Q1 2015	Q4 2014	Q1 2014
Mining Costs	133	157	190
Processing Costs	285	322	333
Overhead	146	209	194
Inventory Adjustments	(37)	(96)	102
Total cash costs per ounce	527	592	819
Total ounces sold (ounces)	33,956	29,264	24,427
All-in sustaining costs per ounce	581	689	865

NAMOYA - MINE UNDER CONSTRUCTION

During the first quarter of 2015, the key objective for Namoya management was to position the operation to reach commercial production levels by H2 2015. The agglomeration drum that was procured in late 2014, was commissioned by the in-house team ahead of schedule on January 27, 2015. The commissioning of the agglomeration drum will be followed by activities to de-bottleneck the heap leach operation including increasing the speed and capacity of the conveyor system as well as activities to prepare and improve the CIL plant.

As a result of the delay in the financing, the original ramp-up plans were modified including the pre-stripping of the Kakula reserve pit earlier than planned in order to open up more mining faces to improve flexibility in mine scheduling and provide additional time for the delivery of the mobile truck fleet that would commence waste stripping activities. With the procurement of additional mobile fleet, the stacking levels are expected to increase to up to 190,000 tonnes per month following the ramp up towards commercial production levels.

Mining continued at the Seketi and Mwendamboko pits as well as the newly opened Kakula pit during the first quarter of 2015 comprising 702,793 tonnes of material of which 178,800 tonnes were ore at a strip ratio of 2.93. The strip ratio increased in the current period as a result of increased waste material mined in order to provide access to ore in the Kakula pit.

Additions to Mine under Construction during the first quarter of 2015 consisted of the costs associated with the completion of the agglomeration drum, costs associated with commissioning activities, as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. The costs associated with the agglomeration drum represent the only significant capital amounts spent on project construction during the period.

During the first quarter of 2015, the Namoya mine produced 9,254 ounces of gold from a total of 255,323 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.97 g/t Au. Ore stacked during the period was comprised of semi-agglomerated material prior to the commissioning of the agglomeration drum, followed by material that was processed through the agglomeration drum. Stacking levels during the quarter were impacted by processing shutdowns surrounding the installation and commissioning of the drum and the availability of mobile fleet to mine waste. The CIL circuit was not utilized during the first quarter of 2015 as the Company’s focus and resources were targeted on the progression of the heap leach operation, however, small scale project activities were carried out on the CIL plant in order to assess the circuit needs and associated timelines to incrementally contribute to production. Namoya’s production will continue to benefit incrementally from the increasing stacking rates that are being achieved and as the heap leach curve progresses toward steady state operating levels.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya as well as the seasonality of exploration activities in the DRC, exploration activities during the first quarter of 2015 was comprised of desktop project and target prioritization reviews in preparation of the 2015 field work, in addition to ground maintenance activities.

As previously reported, to support the Twangiza and Namoya operations, near term exploration will focus on the following:
•	Deliver sufficient drilling to allow mine operations to define a mineable high grade reserve at the Filon B target at Namoya to incorporate incremental ounce production for 2015;
•	Development and execution of the drill program to convert inferred and indicated resources to higher confidence resources and mineral reserves within the existing open pits; and
•	Delineate resources from identified targets within a 5 kilometre radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "Qualified Person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q1 2015	Q1 2014	Q4 2014
	($000's)	($000's)	($000's)
Mine operating expenses	24,281	24,398	24,782
Less: Depletion and depreciation	(6,386)	(4,391)	(7,466)
Total cash costs	17,895	20,007	17,316
Gold sales (oz)	33,956	24,427	29,264
Cash cost per ounce ($/oz)	527	819	592

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q1 2015	Q1 2014	Q4 2014
	($000's)	($000's)	($000's)
Mine operating expenses	24,281	24,398	24,782
Less: Depletion and depreciation	(6,386)	(4,391)	(7,466)
Total cash costs	17,895	20,007	17,316
Sustaining capital	1,825	1,130	2,844
All-in cash costs	19,720	21,137	20,160
Gold sales (oz)	33,956	24,427	29,264
All-in cash cost per ounce ($/oz)	581	865	689

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q1 2015	Q1 2014	Q4 2014
	($000's)	($000's)	($000's)
Net income/(loss)	6,780	(704)	3,750
Interest	5,704	2,990	4,775
Taxes	-	-	-
Depletion and depreciation	6,411	4,560	7,041
EBITDA	18,895	6,846	15,566

Q1 2015 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on May 14, 2015. Please use the following dial in numbers:

Q1 2015 Financial Results Conference Call Information

Toll Free (North America):	+1-877-291-4570 Conf ID: 48284035
Toronto Local & International:	+1 647-788-4919 Conf ID: 48284035

Q1 2015 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367 Conf ID: 48284035
Toronto Local & International:	+1 416-621-4642 Conf ID: 48284035

The conference call replay will be available from 2:00PM EST on May 14, 2015 until 11:59PM EST on May 28, 2015.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

NYSE MKT LLC Company Guide Matters

The following additional information, which relates to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2014 (the “Annual Financial Statements”) filed last month, is being provided pursuant to the requirements of the NYSE MKT Company Guide. NYSE MKT Company Guide Section 610(b) requires separate disclosure of receipt of an audit opinion containing going concern explanatory language. The audit opinion accompanying the Annual Financial Statements includes an emphasis of matter paragraph with respect to the Company's use of the going concern assumption. The Annual Financial Statements are included in the Company’s annual report on Form 20-F dated April 6, 2015 filed last month with the U.S. Securities and Exchange Commission and applicable Canadian securities regulators via EDGAR at www.sec.gov and SEDAR at www.sedar.com, respectively. The Annual Financial Statements are also available on the Company’s website at www.banro.com, and hard copies of the Annual Financial Statements are available, free of charge, to shareholders upon written request.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates
The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com